SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. __)


                    Under the Securities Exchange Act of 1934


                      Interactive Television Networks, Inc.
                      -------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    750467102
                                 --------------
                                 (CUSIP Number)


                       Interactive Brand Development, Inc.
                              2200 S.W. 10th Street
                         Deerfield Beach, Florida 33442
                            Attention: Steve Markley
                          Telephone No.: (954) 363-4400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 27, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No. 750467102                                            Page 2 of 7 Pages

________________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      XTV INVESTMENTS LLC


________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [  ]
                                                                     (b)  [  ]
________________________________________________________________________________
3     SEC USE ONLY


________________________________________________________________________________
4     SOURCE OF FUNDS*
      OO


________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                      [  ]


________________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE


________________________________________________________________________________
                    7   SOLE VOTING POWER

    NUMBER OF           5,529,224 SHARES OF COMMON STOCK (22.2%)

      SHARES        ____________________________________________________________
                    8   SHARED VOTING POWER
BENEFICIALLY
                        0
     OWNED BY
                    ____________________________________________________________
       EACH         9   SOLE DISPOSITIVE POWER

    REPORTING           5,529,224 SHARES OF COMMON STOCK (22.2%)

      PERSON        ____________________________________________________________
                    10  SHARED DISPOSITIVE POWER
       WITH
                        0

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,529,224 SHARES OF COMMON STOCK

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES


________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON*

         PN

________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 750467102                                            Page 3 of 7 Pages
________________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
      INTERACTIVE BRAND DEVELOPMENT, INC. (86-051912)

________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [   ]
                                                                   (b)  [   ]
________________________________________________________________________________
3     SEC USE ONLY


________________________________________________________________________________
4     SOURCE OF FUNDS*
         AF

________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                    [   ]


________________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,529,224 SHARES OF COMMON STOCK (22.2%)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,529,224 SHARES OF COMMON STOCK (22.2%)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,529,224 SHARES OF COMMON STOCK

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [   ]

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.2%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON*

      CO
________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 750467102                                            Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This Schedule 13D relates to the Common Stock of Interactive Television Networks, Inc., a Nevada corporation (the "Issuer"), with its principal executive offices located at 28202 Cabot Road, Suite 300, Laguna Niguel, California 92677.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         (a), (b) and (c) The Reporting Person, XTV Investments LLC, a Delaware company is a wholly-owned subsidiary of Interactive Brand Development, Inc., a Delaware corporation. The principal business of Interactive Brand Development, Inc. primarily consists of payment processing services and client portfolio management services primarily to domestic and international clients in the adult entertainment industry through its wholly-owned subsidiary, Internet Billing Company, LLC. In addition to Interactive Brand Development, Inc.'s investment in the Issuer, Interactive Brand Development, Inc. also owns a 34.7% equity interest in Penthouse Media Group, Inc., an established global adult media, entertainment and licensing company founded in 1965 that publishes Penthouse Magazine, and owns and licenses the Penthouse Trademarks and other intellectual property. The principal executive offices of Interactive Brand Development, Inc. are located at 2200 S.W. 10th Street, Deerfield Beach, Florida 33442. Interactive Brand Development, Inc.'s investment in the Issuer is held in XTV Investments LLC.

         Interactive Brand Development, Inc. is a public company. It's annual, periodic and other reports are filed with the Securities and Exchange Commission. The current officers and directors of Interactive Brand Development, Inc. are as follows:

           Steve Markley                 Chief Executive Officer, Secretary,
                                         Director
           Gary Spaniak Jr.              President, Director
           Jeff Yesner                   Chief Financial Officer
           Steven Robinson               Director
           Gilbert Singerman             Director
           Robert Dolin                  Director

         Steve Markley. Since November 2002 Mr. Markley has served as Principal Financial Officer, CEO and Secretary for Interactive Brand Development. Mr. Markley's business address is 2200 S.W. 10th Street, Deerfield Beach, Florida 33442.

         Gary Spaniak, Jr. Since November 2002 Mr. Spaniak has served as President of Interactive Brand Development. Mr. Spaniak's business address is 2200 S.W. 10th Street, Deerfield Beach, Florida 33442.

         Jeff Yesner. Since August 2005 Mr. Yesner has served as Chief Financial Officer of Interactive Brand Development. Mr. Yesner's business address is 2200 S.W. 10th Street, Deerfield Beach, Florida, 33442.

         Steven Robinson. Since November 2002 Mr. Robinson has served as a Director of Interactive Brand Development. In February 2003 he established Lifestyle Vacation Incentives, a travel consulting business, for which he is President and CEO. Mr. Robinson's business address is 1401 Horizon Court, Orlando, Florida 32809.

                                  SCHEDULE 13D
CUSIP No. 750467102                                            Page 5 of 7 Pages


         Gilbert Singerman. Since December 30, 2003 Mr. Singerman has served as a Director of Interactive Brand Development. Mr. Singerman currently serves as vice president of Management Associates, a contracting firm specializing in hotel and nursing home construction worldwide. From 1995 to the present, he has served as a consultant to Ellis-Don, a $1 billion per year contracting firm. From 1985 to the present, he has served as New York Life Chairman Council Member and is licensed with more than 20 companies to conduct insurance and securities sales. Mr. Singerman's business address is 3681 S. Green Road #400, Beachwood, Ohio, 44122.

         Robert Dolin. Since December 2002 Mr. Dolin has served as a Director of Interactive Brand Development. Mr. Dolin founded Telcoa, Inc. in 1963 and has served as its CEO and as a director since it began trading as a public company 20 years ago. Telcoa has owned a venture capital company, a pay telephone company, a marketing development company and an alarm system company. Mr. Dolin's business address is 281 S. Holybrook Drive, Pembroke Pines, Florida 33025.

         (d) None.

         (e) None.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         On May 27, 2005, pursuant to an Agreement and Plan of Reorganization by and among the Issuer, Radium Ventures Acquisition, Inc., a Nevada corporation, Shane Whittle and James Scott-Moncrieff, and Interactive Television Networks, Inc., a Nevada corporation. The Issuer issued approximately 22.1 million shares to the existing shareholders of Interactive Television Networks, Inc. in exchange for all of the issued and outstanding Common Stock of Interactive Television Networks, Inc. Interactive Brand Development, Inc., a shareholder of Interactive Television Networks, Inc., received 5,529,224 shares of the Issuer's Common Stock pursuant to the merger. The complete text to the Merger Agreement is filed as an exhibit to this Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 750467102                                            Page 6 of 7 Pages


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The Reporting Persons purpose in acquiring the Securities reported in
Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) As of May 27, 2005, Interactive Brand Development, Inc. directly owns 5,529,224 shares of Common Stock of the Issuer. The Reporting Persons are deemed to beneficially own 5,529,224 shares Common Stock of the Issuer, which represents approximately 22.2% of the Issuer's issued and outstanding shares of Common Stock. Interactive Brand Development, Inc. through a wholly-owned interest in its subsidiary, directly beneficially owns all of the shares of Common Stock to which this Schedule 13D relates.

         (b) Interactive Brand Development Inc. has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

         (c) The Reporting Persons' only transaction in shares of Common Stock during the past 60 days was the acquisition.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES  OF THE ISSUER.
         -----------------------------

         Except as described in Item 3 of this Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which Interactive Brand Development, Inc. is a party or is subject.

                                  SCHEDULE 13D
CUSIP No. 750467102                                            Page 6 of 7 Pages


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ----------------------------------

         c. Exhibits.

            10.1 Agreement and Plan of Reorganization by and among the Issuer, Radium Ventures Acquisition, Inc., Shane Whittle, James Scott-Moncrieff, and Interactive Television Networks, Inc. Hereby incorporated by reference to Form 8-K previously filed by Radium Ventures, Inc. on June 2, 2005.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         INTERACTIVE BRAND DEVELOPMENT, INC.

Date: September 22, 2005                 By: /s/ Steve Markley
                                             -----------------------------------
                                         Name:  Steve Markley
                                         Title: Chief Executive Officer